CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, Trevor J. Yeomans, ACSM, P.Eng., and report, NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada dated November 19, 2014 (the “Report”), and the information contained in the Report that I prepared, or reviewed and approved, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2017, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 21st day of March, 2018.
Yours very sincerely,

/s/ Trevor J. Yeomans
Trevor J. Yeomans, ACSM, P.Eng